

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

David J. Schwartz, Esq.
Toys "R" Us Property Company II, LLC
One Geoffrey Way
Wayne, NJ 07470

      Re: Toys "R" Us Property Company II, LLC
            Amendment No. 1 to Registration Statement on Form S-4
            Filed September 8, 2010
            File No. 333-168515

Dear Mr. Schwartz:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 13 in our letter dated August 31, 2010 and your disclosure on page 104 that TRU allocated 131 properties to you in 2005, of which, 129 remain. We also note your disclosure on page 51 that you have transferred 6 properties to Toys-Delaware and on page 104 that you acquired all of the properties held by MPO Properties in connection with the transactions and the issuance of the notes. Finally, we note the reference on page 2 to acquiring 25 stores and related real properties and leasehold interests from Toys-Delaware for $120 million. Please revise to reconcile your disclosure throughout your registration statement to clarify how many properties you own and how you acquired them or advise.

The Transactions, page 39

2.   Please revise this section to clarify, if true, that the listed transactions occurred immediately prior to or concurrently with the offering of the outstanding notes. Alternatively, please provide the date on which each listed transaction occurred.

Indebtedness of Toys-Delaware, page 94

3.   We note your disclosure on page 94 regarding certain debt facilities of Toys-Delaware which are secured by certain of its subsidiaries. Please confirm that you are not one of the entities which is securing or otherwise guaranteeing the Toys-Delaware indebtedness. Alternatively, please revise your disclosure, including risk factors, accordingly.

Additional Note Guarantees, page 147

4.   We note your response to comment 20 in our letter dated August 31, 2010 that the issuance of any future note guarantees would not result in a sale requiring registration under the Securities Act of 1933. Please provide us with a legal analysis which clarifies why the issuance of these securities would not qualify as a sale under Section 2(a)(3) of the Securities Act.

Financial Statements

Audited Financial Statements of Toys "R" Us – Delaware, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 – Litigation and Legal Proceedings, page F-66

5.   We note your response to our prior comment 23. In your response you state that you do not believe that an unfavorable outcome of the antitrust litigation was either probable or estimable under ASC 450 until May 19, 2010. Please tell us when you determined that an unfavorable outcome was at least reasonably possible and how you determined it was unnecessary to disclose either (a) the possible loss or range of loss or (b) a statement that an estimate of the loss could not be made in your financial statement footnotes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael D. Nathan
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502